

October 29, 2007

<u>Via Facsimile (717) 236-1816 and U.S. Mail</u>

Mary Alice Busby
Mette, Evans & Woodside
1105 Berkshire Blvd, Suite 320
Wyomissing, PA 19610

Re: Community Banks, Inc.
Schedule TO-T/A filed on October 26, 2007
Response letter dated October 26, 2007
SEC File No. 5-39437

Dear Ms. Busby:

We note the amendment and related response letter filed by Community Banks, Inc. and
listed above. We have the following additional comments.

General

1. In your response letter, you indicate that the Notice to Option Holders dated October
    26, 2007 and filed as Exhibit (a)(6) to the Schedule TO-I/A was distributed via e-mail
    to those option holders with known e-mail addresses and by first class mail to those
    without e-mail addresses. In a second response letter, please analyze why such
    method of dissemination of amended tender offer materials is appropriate under Rule
    13e-4(e). Your response letter should also indicate how the initial tender offer
    materials were distributed to option holders.

Notice to Option Holders - Exhibit (a)(6)

2. We note the statement in the Notice to Option Holders dated October 26, 2007 that
    "Community reserves the right to terminate the cash election right prior to the
    expiration of the cash election period on November 14, 2007." Community Banks
    may terminate the tender offer (here, the cash election right) only upon the occurrence
    or non-occurrence of one of the listed offer conditions outlined in the original tender
    offer materials. The statement quoted above appears to allow Community to terminate
    for any reason or no reason, which in our view renders this an impermissible illusory
    offer. Please revise.

We may have additional comments after reviewing your amendment and your response letter. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions